UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 1l-K [ ]Form 10-Q [ ]Form N-SAR For Period Ended: [ ] Transition Report on Form 10-K SEC FILE NUMBER [ ] Transition Report on Form 20-F 1-6081 [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q CUSIP NUMBER [ ] Transition Report on Form N-SAR 544118 For the Transition Period Ended:


  Read Instruction {on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION

                              COMFORCE CORPORATION
                              --------------------
                            Full Name of Registrant


                           Former Name if Applicable

                               500 Central Avenue
                               ------------------
           Address of Principal Executive Office (Street and Number)

                              Northfield, IL 60093
                              --------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            (a)  The reasons  described in reasonable  detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;
                            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
           [X]                   calendar day following the prescribed due date;
                                 or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In order to properly reflect the effect of certain transactions in its financial statements, the Company is unable to timely file its Form 10-K for the year ended December 31, 1995.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            CHRISTOPHER P. FRANCO           516            352-3200
            ---------------------           ---            --------
                   (Name)               (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                [ X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See attached statement.




                              COMFORCE CORPORATION
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 27, 1996          By:   CHRISTOPHER P. FRANCO
       --------------                ---------------------
                                     CHRISTOPHER P. FRANCO
                                    EXECUTIVE VICE PRESIDENT


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

Effective September 30, 1995 the Company discontinued its fashion costume jewelry business resulting in a charge to discontinued operations of $1,600,000 to complete the disposal of this business segment. In October 1995, the Company entered the telecommunications and computer technical staffing services business with the acquisition of COMFORCE Global, Inc. ("Global"). Additionally, prior to the acquisition of Global, the Company issued a 35% interest in its common stock as additional consideration under employment or consulting services agreements with certain individuals to manage the Company's entry into and development of the telecommunications and computer technical staffing services business.


As a result of the above transactions, the Company expects to report a significantly higher loss from continuing operations for the year ended December 31, 1995 as compared to the year ended December 31, 1994.